

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Shalabh Gupta, M.D.
Chief Executive Officer, President and Chairman
Unicycive Therapeutics, Inc.
5150 El Camino Real, Suite A-32
Los Altos, CA 94022

> **Re: Unicycive Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 21, 2021**
> **File No. 333-256367**

Dear Dr. Gupta:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 21, 2021

Exclusive Forum, page 86

1.   We note that the choice of forum provision in your restated certificate to be effective upon the completion of the offering identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We further note your disclosure on pages 33 and 86 of your prospectus stating that the such provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act. Please either (i) amend the provision in your restated certificate to clearly state that the provision does not apply to federal securities law claims or applies only to state law claims, as applicable, or (ii) provide reasonable assurance that you will make future investors aware of the provision's limited applicability, for example by including such disclosure in your future Exchange Act reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.